

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2010

Patrick B. Kelleher
Chief Financial Officer
Genworth Financial, Inc.
6620 West Broad Street
Richmond, Virginia 23230

> **Re: Genworth Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **File Number: 001-32195**

Dear Mr. Kelleher:

We have reviewed your June 4, 2010 response to our May 7, 2010 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis
Business trends and conditions
Trends and conditions affecting our segments
U.S. Mortgage Insurance, page 91

1. Refer to your response to prior comment one. Please revise your disclosure to include a description of the types of workouts, loan modifications, and pre-sales that resulted in a reduction of expected losses for the year ended December 31, 2009. Specifically, address your workouts and loan modifications during 2009 that consisted of actions that resulted in reduced mortgage payments from interest rate and/or amortization period adjustments but not from loan principal reductions.

2. Refer to your response to prior comment two. You state that the reduction of expected losses is the cumulative total of the accrued liabilities provided for and included in the policy and contract claims liability that were relieved, net of associated premiums refunded at the time you executed the associated rescission actions on specified insured loan certificates and net of the liabilities re-accrued associated with the reinstatement of coverage for certain loan certificates rescinded previously, both during the applicable fiscal year. You also state that your loss reserving methodology includes estimates of the number of loans in your delinquency inventory that will be rescinded, as well as estimates of the number of loans for which coverage may be reinstated. In the first statement above, it appears that you reduce/increase policy and contract claims when you execute a rescission/reinstatement action, and in the second statement above, it appears that you reduce/increase your policy and contract claims based on an estimate of rescission/reinstatement actions that will occur in the future. Please clarify this apparent inconsistency and revise your disclosure as appropriate. Additionally, if you reduce/increase your policy and contract claims based on an estimate of rescission/reinstatement actions, we believe your disclosure in the Critical Accounting Estimates section of MD&A regarding this estimation could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Please revise your disclosure to address the following:

- The method for establishing the estimate, including the significant assumptions used;
- The degree to which you utilize information from third parties, including the extent to which a time lag may affect your estimate, and the process you perform to determine the accuracy and completeness of the information you receive;
- The extent to which a backlog related to the processing of rescissions and reinstatements exists, and how the backlog affects your estimate;
- Whether and how you use historical information to validate your existing estimates; and
- The effects and expected effects of the uncertainty on your financial position and results of operations.

3. Refer to your response to prior comment two and also address the following:

- Revise to disclose the period of time in which the insured party has the right to appeal your rescission;
- Revise to disclose whether the premium refunds are presented within revenue or within benefits and other changes in policy reserves. If included in the latter, please tell us why this presentation is appropriate; and
- Revise your proposed disclosure related to the change in prior year liability for the U.S. mortgage insurance business to specifically address the underlying reasons for the $515 million strengthening of reserves that offset your reductions of $465 million due to loss mitigation activities. In particular, provide additional detail related to the aging of the underlying delinquent loans and loss development trends. Also, disclose the amount of the change in estimate specifically related to the arbitration settlement.

Please contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Joel Parker, Branch Chief, at (202) 551-3651 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant